Exhibit 99.1

LIQUOR STORES N.A. LTD.

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AURORA CANNABIS INC.

- and -

2095173 ALBERTA LTD.

INVESTMENT AGREEMENT

February 4, 2018

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		2

1.1	Definitions	2
1.2	Interpretation	5
1.3	Date for any Action	6
1.4	Governing Law and Attornment	6
Article 2 THE INVESTMENT		7

2.1	The Investment	7
2.2	Aurora Guarantee	7
2.3	Canadian Securities Law Acknowledgements	7
Article 3 REPRESENTATIONS AND WARRANTIES OF AURORA		9

3.1	Representations and Warranties	9
3.2	Disclaimer of Warranties	10
3.3	Survival of Representations, Warranties and Covenants	10
Article 4 REPRESENTATIONS AND WARRANTIES OF THE INVESTOR		10

4.1	Representations and Warranties	10
4.2	Disclaimer of Warranties	12
4.3	Survival of Representations, Warranties and Covenants	12
Article 5 REPRESENTATIONS AND WARRANTIES OF THE CORPORATION		13

5.1	Representations and Warranties	13
5.2	Disclaimer of Warranties	15
5.3	Survival of Representations, Warranties and Covenants	15
Article 6 COVENANTS REGARDING NON-SOLICITATION		16

6.1	Non-Solicitation	16
6.2	Change in Recommendation	17
Article 7 ADDITIONAL COVENANTS OF THE CORPORATION AND THE INVESTOR		17

7.1	TSX Approval	17
7.2	Regulatory Approval	18
7.3	Shareholder Approval	18
7.4	Fees and Expenses	18
7.5	Filings	18
7.6	Public Communications	19
7.7	Survival	19
Article 8 CLOSING		19

8.1	Closing	19
8.2	Closing Deliveries by the Corporation	19
8.3	Closing Deliveries by the Investor	20

ii

8.4	Closing Deliveries by the Investor	21
8.5	Mutual Conditions to Closing	21
8.6	Investor Conditions to Closing	21
8.7	Corporation Conditions to Closing	22
Article 9 TERM AND TERMINATION		22

9.1	Term	22
9.2	Termination	22
9.3	Effect of Termination	23
Article 10 GENERAL PROVISIONS		23

10.1	Notice	23
10.2	Entire Agreement	25
10.3	Remedies	25
10.4	Additional Rights	25
10.5	Waiver	25
10.6	Assignment	25
10.7	Severability	26
10.8	Further Assurances	26
10.9	Time	26
10.10	Paramountcy	26
10.11	Counterpart Execution	26

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT is made effective the 4th day of February, 2018 between:

LIQUOR STORES N.A. LTD., a corporation incorporated under the laws of Canada;

(the "Corporation")

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AURORA CANNABIS INC., a corporation incorporated under the laws of British Columbia;

("Aurora")

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2095173 ALBERTA LTD., a corporation incorporated under the laws of Alberta;

(the "Investor")

WHEREAS:

A.	Aurora, through its indirect wholly-owned subsidiary, the Investor, is prepared to acquire the Purchased Securities (defined herein) pursuant to an exemption from the prospectus and registration requirements under applicable Canadian securities laws (the "Private Placement"), subject to the terms and conditions set forth in this Agreement;
B.	the Private Placement shall consist of:
a.	6,900,000 Common Shares (defined herein), representing approximately 19.9% of the issued and outstanding Common Shares at the date hereof (after giving effect to such issuance); and
b.	2,300,000 Subscription Receipts (defined herein), with each Subscription Receipt representing the right to acquire one Common Share;
c.	10,130,000 Sunshine Warrants (defined herein), to permit the Investor to acquire an aggregate of approximately 40% of the issued and outstanding Common Shares, with each Sunshine Warrant representing the right to acquire one Common Share; and
d.	1,750,000 Pro Rata Warrants (defined herein) to permit the Investor to maintain its pro rata ownership of Common Shares upon the conversion of any Convertible Debentures (defined herein), with each Pro Rata Warrant representing the right to acquire one Common Share;
C.	the conversion of the Subscription Receipts into Common Shares and the exercise of the Warrants (defined herein) into Common Shares, as the case may be, is subject to, among other things, Competition Act Clearance (defined herein), approval of the TSX (defined herein) and approval of the Shareholders (defined herein); and

D.	the Board (defined herein) has determined, after consultation with its legal and financial advisors and following receipt of the Fairness Opinion (defined herein), that the Private Placement is in the best interests of the Corporation; and the Board has, after receiving legal and financial advice, determined to recommend approval of the Private Placement Resolution (defined herein) to the Shareholders (the "Board Recommendation").

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	"affiliate" means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For the purposes of this definition and the definition of "subsidiary", "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;
(b)	"Agreement" means this Investment Agreement (and not any particular Article or Section of this Investment Agreement), and includes the Schedules to this Investment Agreement;
(c)	"Alternative Transaction" has the meaning ascribed thereto in subsection 6.1(c);
(d)	"applicable laws" means all federal, national, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, staff notices or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority or self-regulatory authority, and the term "applicable" with respect to such laws and in a context that refers to one or more Persons, means such laws as are binding upon or applicable to such person or its assets;
(e)	"Aurora" has the meaning ascribed thereto in the Preamble;
(f)	"Board" means the board of directors of the Corporation;
(g)	"Board Recommendation" has the meaning ascribed thereto in Recital D;
(h)	"Business" means the business carried on by the Corporation and its subsidiaries as described in the Public Record;
(i)	"Business Day" means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in the City of Vancouver, British Columbia or the City of Edmonton, Alberta and shall be a day on which the TSX is open for trading;

(j)	"Cannabis Industry" means the cultivation, processing or sale of cannabis in Canada or the sale of apparatus used to consume cannabis;
(k)	"Change in Recommendation" has the meaning ascribed thereto in Section 6.2;
(l)	"Closing" has the meaning ascribed thereto in Section 8.1;
(m)	"Closing Date" means February 14, 2018, or such other date as is agreed to by the Parties;
(n)	"Closing Time" has the meaning ascribed thereto in Section 8.1;
(o)	"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or his designee;
(p)	"Common Shares" means the common shares in the capital of the Corporation;
(q)	"Competition Act" means the Competition Act R.S.C. 1985, c. C-34, as amended;
(r)	"Competition Act Clearance", which clearance shall apply only in respect of the issuance by the Corporation of Common Shares in connection with the conversion of the Subscription Receipts and the exercise of the Warrants, means either of the following: (a) the Commissioner shall have issued an advance ruling certificate in respect of such issuances of Common Shares; or (b) the Commissioner shall have issued a "no action letter" in form and substance satisfactory to the Corporation and Aurora, acting reasonably, indicating that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of such issuances of Common Shares and either the waiting period has expired under subsection 123(1) of the Competition Act, the waiting period has terminated under subsection 123(2) of the Competition Act or the obligation has been waived to provide a pre-merger notification in accordance with Part IX of the Competition Act under subsection 113(c) of the Competition Act;
(s)	"Convertible Debentures" means the 4.70% convertible unsecured subordinated debentures due January 31, 2022 issued by the Corporation pursuant to the Third Supplemental Indenture dated September 29, 2016 between the Corporation and Computershare Trust Company of Canada;
(t)	"Corporation" has the meaning ascribed thereto in the Preamble;
(u)	"Credit Agreement" means the Fourth Amended and Restated Credit Agreement made as of August 31, 2016 between the Corporation, as Canadian borrower, Liquor Stores USA Holdings Inc., as US borrower, the lenders party thereto, Canadian Imperial Bank of Commerce, as administrative and security agent for the lenders, and Canadian Imperial Bank of Commerce, as lead arranger and book runner;
(v)	"Fairness Opinion" means the opinion of Paradigm Capital Inc. that, based upon and subject to the limitations and qualifications therein, the consideration payable pursuant to the Private Placement is fair, from a financial point of view, to the Corporation;

(w)	"Governmental Authority" means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing (including the Securities Commissions); or (c) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the TSX), regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing and "Governmental Authorities" means more than one Governmental Authority;
(x)	"Investor" has the meaning ascribed thereto in the Preamble;
(y)	"Investor Rights Agreement" has the meaning ascribed thereto in subsection 8.2(f);
(z)	"Leased Premises" means the premises leased by the Corporation under the Leases;
(aa)	"Leases" means the leases and agreements to lease provided by the Corporation for due diligence review by the Investor;
(bb)	"Meeting" means the annual and special meeting of the Shareholders to be held on or before June 29, 2018, including any adjournment or postponement thereof, at which the Shareholders shall consider, among other things, the Private Placement Resolution on the terms and conditions contemplated in this Agreement;
(cc)	"Parties" means the Corporation, Aurora and the Investor; and "Party" means the applicable one of them;
(dd)	"Person" includes a natural person, a firm, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a Governmental Authority or any other entity, and the executors, administrators or other legal representatives of an individual in such capacity;
(ee)	"Private Placement" has the meaning attributed to such term the Recital A;
(ff)	"Private Placement Resolution" means the ordinary resolution of the Shareholders, other than Aurora, the Investor and their associates and affiliates, approving the issuance of Common Shares upon (i) the conversion of the Subscription Receipts and (ii) the exercise of the Warrants, in accordance with Section 604 of the TSX Company Manual, which is to be considered for approval at the Meeting;
(gg)	"Pro Rata Warrant Certificate" has the meaning ascribed thereto in subsection 8.2(d);
(hh)	"Pro Rata Warrants" means the Common Share purchase warrants issued by the Corporation to the Investor, with each Pro Rata Warrant entitling the Investor to acquire one Common Share for $15.00;
(ii)	"Public Record" means any public information which has been filed by the Corporation with any Securities Commission or on SEDAR;

(jj)	"Purchased Securities" means, collectively, the Purchased Shares, Subscription Receipts, Sunshine Warrants and Pro Rata Warrants;
(kk)	"Purchased Shares" has the meaning ascribed thereto in subsection 2.1(a);
(ll)	"Securities Commissions" means the applicable securities commission or similar regulatory authority in each of the provinces and territories of Canada;
(mm)	"Securities Laws" means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations and rules made thereunder, together with all applicable policy statements, instruments, notices, blanket orders and rulings of the Canadian Securities Administrators and the Securities Commissions;
(nn)	"SEDAR" means the System for Electronic Document Analysis and Retrieval;
(oo)	"Shareholders" means the registered or beneficial holders of Common Shares, as the context requires;
(pp)	"Subscription Receipt" means a subscription receipt issued by the Corporation to the Investor, with each Subscription Receipt convertible into one Common Share without payment of additional consideration upon the satisfaction of the Release Conditions, as such term is defined in the Subscription Receipt Agreement;
(qq)	"Subscription Receipt Agreement" has the meaning ascribed thereto in subsection 8.2(b);
(rr)	"subsidiary" means, with respect to any Person, any other Person which is controlled directly or indirectly by that Person;
(ss)	"Sunshine Warrant Certificate" has the meaning ascribed thereto in subsection 8.2(e);
(tt)	"Sunshine Warrants" means the Common Share purchase warrants issued by the Corporation to the Investor, with each Sunshine Warrant entitling the Investor to acquire one Common Share for $15.75;
(uu)	"Third Parties" has the meaning ascribed thereto in subsection 6.1(d);
(vv)	"TSX" means the Toronto Stock Exchange; and
(ww)	"Warrants" means, collectively, the Pro Rata Warrants and the Sunshine Warrants.
1.2	Interpretation

Unless the context otherwise requires, the following provisions will govern the interpretation of this Agreement:

(a)	References to this Agreement: the words "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and other references are to those contained in or attached to this Agreement, in each case unless otherwise specified;

(b)	Words Importing the Singular: the meanings given to terms defined in this Agreement apply to both the singular and plural forms of those terms, and terms importing a particular gender or neuter in this Agreement include both genders and neuter;
(c)	Derivative Meanings: where in this Agreement a term is defined, a derivative of that term shall have a corresponding meaning;
(d)	Interpretation Not Affected by Headings, Etc.: the division of this Agreement into Articles, Sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(e)	Computation of Time: each reference to "days" in this Agreement means calendar days, unless the term "Business Days" is used. Each reference to a time of day in this Agreement means that time in Edmonton, Alberta, unless otherwise specified. In computation of periods of time in this Agreement from a specified date to a later specified date, the word "from" means "from and excluding" and the words "to" and "until" each means "to and including";
(f)	References to Statute: except as otherwise specified in this Agreement, each reference in this Agreement to a statute, requirement of applicable law or the consent of a Governmental Authority shall be deemed to refer to such statute, requirement of applicable law or the consent of a Governmental Authority as the same may be amended, supplemented or otherwise modified from time to time;
(g)	References to this Agreement: except as otherwise specified in this Agreement, each reference in this Agreement to any agreement (including a reference to this Agreement):
(i)	includes all schedules, exhibits, annexes or other attachments thereto; and
(ii)	refers to that agreement as it may be amended, supplemented or otherwise modified from time to time;
(h)	References to Parties: each reference in this Agreement to a Party shall be deemed to include that Party's successors and permitted assigns; and
(i)	Currency: Except as otherwise stated, all references in this Agreement to "Dollars" or "$" are to lawful money of Canada.
1.3	Date for any Action

In the event that any date on which any action is required to be taken hereunder by either of the Parties is not a Business Day that action shall be required to be taken on the next succeeding day which is a Business Day.

1.4	Governing Law and Attornment

This Agreement will be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and will be treated in all respects as an Alberta contract. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute related to or arising from this Agreement.

Article 2
THE INVESTMENT

2.1	The Investment

Subject to the terms and conditions of this Agreement, the Investor hereby subscribes for and agrees to purchase from the Corporation, and the Corporation hereby agrees to issue to the Investor on the Closing Date, as follows:

(a)	6,900,000 Common Shares at a price of $15.00 per Common Share (the "Purchased Shares") for an aggregate subscription price of $103,500,000;
(b)	2,300,000 Subscription Receipts at a price of $15.00 per Subscription Receipt for an aggregate subscription price of $34,500,000;
(c)	10,130,000 Sunshine Warrants to permit the Investor to acquire an aggregate of approximately 40% of the issued and outstanding Common Shares (after giving effect to such issuance) for no additional consideration, with each Sunshine Warrant representing the right to acquire one Common Share; and
(d)	1,750,000 Pro Rata Warrants to permit the Investor to maintain its pro rata ownership of Common Shares upon the conversion of any Convertible Debentures for no additional consideration, with each Pro Rata Warrant representing the right to acquire one Common Share.
2.2	Aurora Guarantee

Aurora hereby unconditionally and irrevocably guarantees the due and punctual performance by the Investor of each and every covenant and obligation of the Investor arising under this Agreement and in connection with the Private Placement, including, without limitation, the due and punctual payment of the consideration required to purchase the Purchased Shares and Subscription Receipts hereunder. Aurora hereby agrees that the Corporation shall not have to proceed first against the Investor before exercising its rights under this guarantee against Aurora.

2.3	Canadian Securities Law Acknowledgements

Each of Aurora and the Investor covenant to execute and deliver all documentation as may be required to be executed and delivered by it pursuant to Securities Laws in connection with the Private Placement. Each of Aurora and the Investor acknowledge and covenant that:

(a)	the Purchased Securities issued will be subject to transfer restrictions pursuant to Section 2.5 of National Instrument 45-102 - Resale of Securities, that, unless otherwise permitted under Securities Laws, the Investor must not trade the Purchased Securities before the date that is four months and a day after the date of issuance of such securities, and that the Purchased Securities will bear a legend as per Section 2.5(2)3(i) of National Instrument 45-102 - Resale of Securities;
(b)	the Corporation is required to file reports of trades with all applicable Securities Commissions containing personal information about the Investor. These reports of trades will include the full name, residential address and telephone number of the Investor, the number and type of Purchased Securities, the purchase price, the date of the purchase and the prospectus and registration exemption relied upon under Securities Laws to complete such purchase. The Corporation may also be required, pursuant to Securities Laws, to file this Agreement on SEDAR. By executing this Agreement, each of Aurora and the Investor consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable Securities Commissions and (ii) the filing of this Agreement and any ancillary agreement between the Parties which is a "material contract" (as such term is defined under Securities Laws) on SEDAR;

(c)	the Purchased Securities are being offered on a "private placement" basis;
(d)	no Securities Commission has reviewed or passed on the merits of the Purchased Securities;
(e)	there is no government or other insurance covering the Purchased Securities;
(f)	there are risks associated with the purchase of the Purchased Securities;
(g)	it has obtained independent legal advice with respect to its investment in the Purchased Securities;
(h)	the Corporation has advised it that the Corporation is relying on an exemption from the requirements to provide Aurora and the Investor with a prospectus and to sell the Purchased Securities through a Person registered to sell securities under Securities Laws and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by Securities Laws, including statutory rights of rescission or damages, will not be available to it;
(i)	it is aware, and it will advise its affiliates and its and their respective directors, officers and employees, that Securities Laws impose certain restrictions with respect to the communication of material non-public information and with respect to the purchase and sale of securities of a "reporting issuer" (as such term is defined under Securities Laws) by a Person who has received material non-public information, and it hereby agrees to abide by all Securities Laws with respect to the Private Placement; and
(j)	it (a) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Private Placement, (b) has adequate information concerning the Purchased Securities, (c) has adequate information concerning the Business and financial condition of the Corporation and its affiliates, (d) has conducted, to the extent it deemed necessary, an independent investigation of such matters as, in its judgment, is necessary for it to make an informed investment decision with respect to the Purchased Securities and the Corporation, and (e) has not relied upon the Corporation for any investigation into, assessment of, or evaluation with respect to the Purchased Securities or the Corporation.

Article 3
REPRESENTATIONS AND WARRANTIES OF AURORA

3.1	Representations and Warranties

Aurora represents and warrants to the Corporation as of the date hereof, and as of the Closing Date, as follows and acknowledges that the Corporation is relying on these representations and warranties in entering into this Agreement and consummating the Private Placement:

(a)	Ownership of Securities: Neither Aurora nor any of its affiliates beneficially owns, or exercises control or direction over, any Common Shares, Convertible Debentures or other securities of the Corporation.
(b)	Organization, Power and Authority: Aurora is a corporation incorporated and organized and is validly existing and in good standing under the laws of the Province of British Columbia and has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement.
(c)	Enforceable Agreement: This Agreement has been duly authorized, executed and delivered by Aurora and constitutes a valid and legally binding obligation of Aurora, enforceable against Aurora in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court.
(d)	No Consents Required: Except for: (i) the Competition Act Clearance; and (ii) the early warning report and insider report to be filed by Aurora pursuant to Securities Laws, no consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Authority or other Person is required for the execution, delivery or performance of this Agreement by Aurora.
(e)	No Conflicts: Subject to the matters referred to in subsection 3.1(d), neither the execution and delivery of this Agreement nor the completion of the Private Placement by Aurora will: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents or by-laws of Aurora; (ii) conflict with, or result in a breach, in any material respect, of, or constitute a default under, or result in the creation or imposition of any lien or right of any other Person upon any assets of Aurora pursuant to any agreement or other instrument to which Aurora is a party or by which Aurora is bound or to which any of the assets of Aurora is subject; or (iii) result in the violation of any applicable law to which Aurora must comply, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a material adverse effect on the ability of Aurora to consummate the Private Placement.
(f)	Compliance with Laws: Aurora and its affiliates are in compliance with all applicable laws in all material respects. Neither Aurora nor its affiliates has received any written notice of any violation under or non-compliance with any applicable law which has not been remedied. There is no applicable law material to the business, affairs and operations of Aurora or its affiliates, currently in force or proposed to be brought into force by any Governmental Authority, with which Aurora or its affiliates will be unable to comply.

(g)	Compliance with U.S. Laws: Aurora and its affiliates are in compliance with all applicable laws of the United States in all material respects, including, to the extent applicable, the Controlled Substances Act, 21 U.S.C. § 801, the Money Laundering Control Act, 18 U.S.C. §§ 1956-57 and all other applicable laws relating to cannabis which are applicable to the business, affairs and operations of Aurora or its affiliates in the United States.
(h)	Conduct of Operations: Aurora and its affiliates shall only carry on its business, affairs or operations or conduct any activities in Canada and other jurisdictions to the extent such business, affairs, operations and activities are lawful in such jurisdictions or become lawful in such jurisdictions after the date hereof.
3.2	Disclaimer of Warranties

Notwithstanding any provision of this Agreement to the contrary, Aurora makes no representations or warranties to the Corporation or any other Person in connection with this Agreement, except as specifically set forth in Section 3.1. All other representations and warranties, whether express or implied, are disclaimed by Aurora.

3.3	Survival of Representations, Warranties and Covenants

The representations and warranties made by Aurora in this Agreement, including in any certificate delivered pursuant hereto, shall survive indefinitely.

Aurora and the Corporation agree that unless required to be performed on or prior to the Closing Date or unless otherwise expressly set forth herein, the covenants made by Aurora in this Agreement shall survive indefinitely.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

4.1	Representations and Warranties

The Investor represents and warrants to the Corporation as of the date hereof, and as of the Closing Date, as follows and acknowledges that the Corporation is relying on these representations and warranties in entering into this Agreement and consummating the Private Placement:

(a)	Accredited Investor: The Investor is:
(i)	an "accredited investor" as defined in Section 1.1 of National Instrument 45-106 - Prospectus Exemptions;
(ii)	resident in the Province of Alberta for the purposes of Securities Laws;
(iii)	purchasing the Purchased Securities as "principal" (as such term is defined under Securities Laws) for its own account, and not for the benefit of any other Person; and
(iv)	not a Person created or used solely to purchase or hold securities as an accredited investor as described under paragraph (m) of the definition of "accredited investor" as defined in Section 1.1 of National Instrument 45-106 - Prospectus Exemptions.

(b)	Securities Laws: The Investor is purchasing the Purchased Securities in compliance with all Securities Laws in the Province of Alberta, and the issuance of the Purchased Securities to the Investor does not require the registration of the Purchased Securities or the filing of a prospectus or any similar document with respect to the Purchased Securities under the applicable laws of the Province of Alberta.
(c)	Investment Purposes: The Investor is purchasing the Purchased Securities for investment purposes only, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution.
(d)	Offering Memorandum: The Investor has not been provided with an offering memorandum or prospectus (each as defined under Securities Laws) or any similar document or any document deemed to be an offering memorandum under Securities Laws in connection with the issue of the Purchased Securities, and the decision to execute this Agreement and to subscribe for and purchase the Purchased Securities has not been based on any verbal or written representations as to fact or otherwise made by or on behalf of the Corporation, other than such written representations as are expressly contained in this Agreement.
(e)	Investor's Business: Other than as disclosed to the Corporation, the Investor does not carry on any business and will not carry on any business prior to the Closing Date, other than to effect the transactions contemplated hereby. Other than cash, the Investor does not hold any assets and will not hold any assets prior to the Closing Date.
(f)	Organization, Power and Authority: The Investor is a corporation incorporated and organized and is validly existing and in good standing under the laws of the Province of Alberta and has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement.
(g)	Enforceable Agreement: This Agreement has been duly authorized, executed and delivered by the Investor and constitutes a valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court.
(h)	No Consents Required: Except for: (i) the Competition Act Clearance; and (ii) the early warning report and insider report to be filed by the Investor pursuant to Securities Laws, no consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Authority or other Person is required for the execution, delivery or performance of this Agreement by the Investor.
(i)	No Conflicts: Subject to the matters referred to in subsection 4.1(h), neither the execution and delivery of this Agreement nor the completion of the Private Placement by the Investor will: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents or by-laws of the Investor; (ii) conflict with, or result in a breach, in any material respect, of, or constitute a default under, or result in the creation or imposition of any lien or right of any other Person upon any assets of the Investor pursuant to any agreement or other instrument to which the Investor is a party or by which the Investor is bound or to which any of the assets of the Investor is subject; or (iii) result in the violation of any applicable law to which the Investor must comply, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a material adverse effect on the ability of the Investor to consummate the Private Placement.

(j)	Finder's Fee: Except as disclosed to the Corporation, there is no Person acting on the Investor's behalf in connection with the Private Placement who is entitled to any brokerage or finder's fee.
(k)	Availability of Funds: The Investor will have, at the Closing Date, available funds sufficient to pay the aggregate purchase price for the Purchased Shares and Subscription Receipts as required pursuant to this Agreement.
(l)	Compliance with Laws: The Investor and its affiliates are in compliance with all applicable laws in all material respects. Neither the Investor nor its affiliates has received any written notice of any violation under or non-compliance with any applicable law which has not been remedied. There is no applicable law material to the business, affairs and operations of the Investor or its affiliates, currently in force or proposed to be brought into force by any Governmental Authority, with which the Investor or its affiliates will be unable to comply.
(m)	Compliance with U.S. Laws: The Investor and its affiliates are in compliance with all applicable laws of the United States in all material respects, including, to the extent applicable, the Controlled Substances Act, 21 U.S.C. § 801, the Money Laundering Control Act, 18 U.S.C. §§ 1956-57 and all other applicable laws relating to cannabis which are applicable to the business, affairs and operations of the Investor or its affiliates in the United States.
(n)	Conduct of Operations: The Investor and its affiliates shall only carry on its business, affairs or operations or conduct any activities in Canada and other jurisdictions to the extent such business, affairs, operations and activities are lawful in such jurisdictions or become lawful in such jurisdictions after the date hereof.
4.2	Disclaimer of Warranties

Notwithstanding any provision of this Agreement to the contrary, the Investor makes no representations or warranties to the Corporation or any other Person in connection with this Agreement, except as specifically set forth in Section 4.1. All other representations and warranties, whether express or implied, are disclaimed by the Investor.

4.3	Survival of Representations, Warranties and Covenants

The representations and warranties made by the Investor in this Agreement, including in any certificate delivered pursuant hereto, shall survive indefinitely, except for the representation and warranties made in subsection 4.1(k), which shall terminate on and will not survive the Closing Date or the termination of this Agreement, whichever occurs first.

The Investor and the Corporation agree that unless required to be performed on or prior to the Closing Date or unless otherwise expressly set forth herein, the covenants made by the Investor in this Agreement shall survive indefinitely.

Article 5
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

5.1	Representations and Warranties

The Corporation represents and warrants to Aurora and the Investor as of the date hereof, and as of the Closing Date, as follows, and acknowledges that Aurora and the Investor are relying on these representations and warranties in entering into this Agreement and consummating the Private Placement:

(a)	Organization, Power and Authority:
(i)	The Corporation is a corporation incorporated and organized and validly subsisting and in good standing under the laws of Canada.
(ii)	The Corporation has all necessary corporate power, authority and capacity to (a) execute, deliver and to perform its obligations under this Agreement, and (b) create, issue, sell and deliver the Purchased Securities in accordance with this Agreement.
(iii)	Each of the Corporation's subsidiaries is organized and validly existing and in good standing under the applicable laws of its jurisdiction of formation.
(iv)	Each of the Corporation's subsidiaries has all necessary power, authority and capacity to own or lease its property and assets and to carry on the Business.
(b)	Enforceable Agreement: This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court.
(c)	Authorization of the Purchased Securities: The Purchased Securities have been duly authorized for issuance and sale by the Corporation pursuant to this Agreement and, upon the Corporation having received the full purchase price therefor, the Purchased Shares and the Common Shares issuable upon (i) the conversion of the Subscription Receipts and (ii) the exercise of the Warrants will be validly issued and outstanding as fully paid and non-assessable shares. The issuance of the Purchased Securities is not subject to any pre-emptive right, right of first refusal or similar right.
(d)	Cease Trade Orders: No order, ruling or determination having the effect of ceasing or suspending the distribution or trading of the Common Shares or ceasing or suspending the trading of any other securities of the Corporation, or prohibiting the distribution of the Common Shares has been issued or made by any Governmental Authority.
(e)	No Consents Required: No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Authority or other Person is required for the execution, delivery or performance of this Agreement by the Corporation or the issuance and sale of the Purchased Securities, other than (i) consent and listing approval of the TSX, (ii) the approval of the Private Placement Resolution by the Shareholders at the Meeting, (iii) the Competition Act Clearance and (iv) filing by the Corporation of a material change report and Form 45-106F1 with the Securities Commissions.

(f)	No Conflicts: Subject to the matters referred to in subsection 5.1(e) above, neither the execution and delivery of this Agreement, nor the consummation of the Private Placement will: (i) violate any applicable law to which the Corporation is subject; (ii) conflict with or result in the violation or breach of any of the provisions of the Corporation's articles of incorporation and by-laws; or (iii) conflict with, result in a breach, in any material respect, of, constitute a default under, result in the acceleration of, or create in any Person the right to accelerate, terminate, modify or cancel any material agreement, contract, lease, license, instrument or other arrangement to which the Corporation is a party or by which it is bound or to which any of its assets is subject with such exceptions, in the case of each of clauses (i) and (iii) above, as would not have a material adverse effect on the Corporation or on the ability of the Corporation to consummate the Private Placement.
(g)	Authorized and Issued Capital of the Corporation: The authorized capital of the Corporation consists of an unlimited number of Common Shares and 4,514,000 preferred shares, issuable in series. As of the date hereof and as of the Closing Date, subject only to (i) the issuance of the Purchased Shares, and (ii) any issuance of Common Shares pursuant to the instruments described in the next sentence, a total of 27,809,259 Common Shares are and will be validly issued and outstanding as fully-paid and non-assessable shares in the capital of the Corporation. Other than (a) pursuant to the incentive plans of the Corporation described in the Corporation's management information circular filed on SEDAR, and (b) pursuant to the conversion of the Convertible Debentures into a maximum of 5,316,781 Common Shares, no securities exchangeable or exercisable for or convertible into Common Shares or other securities of the Corporation are issued and outstanding and no Person has any agreement or option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option for the purchase of any securities of the Corporation. To the knowledge of the Corporation, no Person beneficially owns or exercises control or direction over 10% or more of the outstanding Common Shares.
(h)	No Broker's Fee: Neither the Corporation nor any of its subsidiaries is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against the Investor for a brokerage commission, finder's fee or like payment in connection with the issuance and sale of the Purchased Securities.
(i)	Public Record: The documents comprising the Public Record did not, at the time filed with the Securities Commissions or, as applicable, at the time of becoming effective, contain any untrue statement of a material fact and did not omit any data or information required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made.
(j)	Leases: Complete and correct copies of the Leases have been provided to the Investor prior to the date hereof. The Corporation or one of its affiliates, as applicable, is exclusively entitled to all rights and benefits as lessee under the Leases and neither the Corporation nor any affiliate has sublet, assigned, licensed or otherwise conveyed any rights in the Leased Premises or in the Leases to any Person. All rental and other payments and other material obligations required to be paid and performed by the Corporation or an affiliate, as applicable, pursuant to the Leases have been duly paid and performed and such Leases are in good standing and in full force and effect. Neither the Corporation nor any of its affiliates, as applicable, are in material default of any of their respective obligations under the Leases and, to the Corporation's knowledge, the landlords are not in material default of any of their obligations under the Leases. The terms and conditions of the Leases will not be affected by, nor will the Leases be in default as a result of, the completion of the transactions contemplated hereby. The current use by the Corporation of the Leased Premises is not in material breach of any building, zoning or other applicable laws, covenant, restriction or official plan.

(k)	Litigation: There are no actions, suits, proceedings or inquiries in existence or, to the knowledge of the Corporation, pending or threatened against or affecting the Corporation or any of its subsidiaries at law or in equity or before or by any Governmental Authority which in any way materially adversely affects, or may in any way materially adversely affect, the Business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries (taken as a whole) or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement, and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success.
(l)	Reporting Issuer: The Corporation is a "reporting issuer" or has the equivalent status in all provinces of Canada, is not on the list of reporting issuers in default under Securities Laws, and is in compliance, in all material respects, with all Securities Laws.
(m)	Compliance with Applicable Laws: The Corporation and its subsidiaries have complied with, and are not in violation of, applicable laws, except where such non-compliance or violation would not have a material adverse effect on the Corporation.
5.2	Disclaimer of Warranties

Notwithstanding any provision of this Agreement to the contrary, the Corporation makes no representations or warranties to Aurora, the Investor or any other Person in connection with this Agreement, except as specifically set forth in Section 5.1. All other representations and warranties, whether express or implied, are disclaimed by the Corporation.

5.3	Survival of Representations, Warranties and Covenants

The representations and warranties made by the Corporation in this Agreement, including in any certificate delivered pursuant hereto, shall survive indefinitely, except for the representation and warranties made in subsection 5.1(d), which shall terminate on and will not survive the Closing Date or the termination of this Agreement, whichever occurs first.

Aurora, the Investor and the Corporation agree that unless required to be performed on or prior to the Closing Date or unless otherwise expressly set forth herein, the covenants made by the Corporation in this Agreement shall survive indefinitely.

Article 6
COVENANTS REGARDING NON-SOLICITATION

6.1	Non-Solicitation
(a)	Except as otherwise provided in this Article 6, the Corporation shall, and shall cause its subsidiaries, affiliates and its and their respective agents, representatives, employees, directors or officers to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Person (other than with Aurora and the Investor) with respect to any inquiry, proposal or offer that would constitute an Alternative Transaction, and in connection therewith, the Corporation will:
(i)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Corporation or of any of its subsidiaries; and
(ii)	promptly, request and exercise all rights it has to require, the return or destruction of all copies of any confidential information regarding the Corporation or any of its subsidiaries, including all material including, incorporating or otherwise reflecting any such confidential information, provided to any Person in connection with an Alternative Transaction, including using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.
(b)	Until the earlier of the Closing Date or the termination of this Agreement, the Corporation agrees (i) not to release any Person from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Corporation entered into prior to the date hereof, (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enters into after the date hereof (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into, and announcement of, this Agreement by the Corporation, pursuant to the express terms of any such agreement, shall not be a violation of this subsection 6.1(b)).
(c)	An "Alternative Transaction" shall mean any transaction (other than the Private Placement), whether in a single transaction or a series of related transactions, involving:
(i)	an acquisition of the Corporation or an acquisition of 20% or more of the equity securities (on a fully diluted basis) of the Corporation or any of its subsidiaries (including by way of merger or otherwise);
(ii)	an issuance of equity securities by the Corporation or any of its subsidiaries representing 20% or more of the outstanding equity of the Corporation or any of its subsidiaries;
(iii)	any debt transactions of the Corporation or any of its subsidiaries (other than (a) ordinary course borrowings and (b) debt transactions of up to $20 million in the aggregate);

(iv)	the sale of 20% or more of the consolidated assets (including equity interests in subsidiaries) of the Corporation and its subsidiaries; or
(v)	any transaction with a Third Party (as defined below), regardless of transaction size or value, unless Aurora has provided its prior written consent to the Corporation to pursue such transaction.
(d)	Except as otherwise provided in this Article 6, none of the Corporation, its subsidiaries or affiliates or its or their respective agents, representatives, employees, directors or officers shall, until the earlier of the Closing Date and the termination of this Agreement, directly or indirectly (i) solicit, initiate, encourage or take any action to facilitate (including through furnishing of information) the submission of any inquiries, indications of interest, proposals or offers from a Licensed Producer (as such term is defined in the Access to Cannabis for Medical Purposes Regulations) or approved cultivator (as such term is contemplated in Bill C-45: The Cannabis Act), or any affiliate or subsidiary thereof, other than the Investor ("Third Parties") concerning an Alternative Transaction, (ii) participate in any discussions or negotiations with any Third Party regarding, or enter into any agreements relating to, an Alternative Transaction, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage (including through furnishing of information), any effort or attempt by any Third Party to do or seek any of the foregoing. It is agreed that any violation of the restrictions set forth in this Section 6.1 by any subsidiary or affiliate, or any agent, representative, employee, director or officer of the Corporation or any of its subsidiaries or affiliates, shall be deemed to be a breach of this Section 6.1 by the Corporation.
6.2	Change in Recommendation

Nothing contained in this Agreement, including Section 6.1, shall prohibit the Board from withdrawing, amending, modifying or qualifying (or proposing publically to withdraw, amend, modify, or qualify) the Board Recommendation in a manner adverse to Aurora and the Investor (a "Change in Recommendation") or from making any disclosure to any securityholder of the Corporation prior to the Meeting, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel and financial advisors, the failure to take such action or make such disclosure would be inconsistent with the Board's exercise of its fiduciary duties or such action or disclosure is otherwise required by applicable law. Nothing contained in this Agreement shall prohibit the Corporation or the Board from calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the Canada Business Corporations Act or taking any other action to the extent ordered or otherwise mandated by a Governmental Authority. The provisions of this Section 6.2 shall survive the Closing Date and continue in full force and effect until the Meeting is held.

Article 7
ADDITIONAL COVENANTS OF THE CORPORATION AND THE INVESTOR

7.1	TSX Approval

The Corporation has received conditional listing approval from the TSX of the Purchased Shares and the Common Shares issuable upon: (i) the conversion of the Subscription Receipts; and (ii) the exercise of the Warrants. The Corporation shall make such further filings and pay all related fees as are necessary for the Purchased Shares and the Common Shares issuable upon: (i) the conversion of the Subscription Receipts; and (ii) the exercise of the Warrants to be unconditionally listed and posted for trading on the TSX as soon as practicable taking into account the requirements to the TSX. Aurora and the Investor shall, promptly following execution of this Agreement, prepare and deliver to the Corporation for delivery to the TSX any documents and other filings, including but not limited to a Personal Information Form, as the TSX may require from Aurora and the Investor for the purpose of listing the Purchased Shares and the Common Shares issuable upon: (i) the conversion of the Subscription Receipts; and (ii) the exercise of the Warrants.

7.2	Regulatory Approval
(a)	Aurora, the Investor and the Corporation shall use commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain, as promptly as practicable, all permits, consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the Private Placement.
(b)	Aurora shall prepare and submit all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary as determined by Aurora and the Corporation acting reasonably to obtain the Competition Act Clearance and shall consult with the Corporation in connection with the foregoing. The Corporation shall furnish to Aurora such information (except for information it considers highly confidential and sensitive which may be provided on a confidential and privileged basis to Aurora's counsel) and assistance as Aurora may reasonably request from the Corporation in order to obtain or conclude the Competition Act Clearance. Each of Aurora and the Corporation shall use commercially reasonable efforts to: (a) respond promptly to any request or notice from any Governmental Authority requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining the Competition Act Clearance.
7.3	Shareholder Approval

The Corporation shall convene and conduct the Meeting in accordance with the Corporation's constating documents and applicable laws no later than June 29, 2018, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of Aurora, except as required for quorum purposes (in which case, the Meeting shall be adjourned and not cancelled) or as required by applicable law or by a Governmental Authority.

7.4	Fees and Expenses

All fees, costs and expenses incurred in connection with the preparation and negotiation of this Agreement shall be paid by the Party incurring that cost or expense, whether or not the Private Placement is completed; provided that the fees associated with the Competition Act Clearance shall be borne equally by the Corporation and Aurora.

7.5	Filings

The Corporation shall, in accordance with Securities Laws, prepare and make any filings and pay any associated fees required by Securities Laws in respect of the Purchased Securities.

7.6	Public Communications

Except as required by applicable law, including the filing by the Corporation of a material change report and Form 45-106F1 with the Securities Commissions and the early warning report and insider report to be filed by the Investor pursuant to Securities Laws, no Party shall issue a press release or make any other public statement or disclosure with respect to this Agreement or the Private Placement and neither the Corporation, Aurora nor the Investor will make any filing with any Governmental Authority with respect to this Agreement or the Private Placement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing will be subject to the Corporation's and Aurora's overriding obligation to make any disclosure or filing required under applicable law or requirements of a Governmental Authority; and further provided that any Party that, in the opinion of its legal counsel, is required by applicable law or Governmental Authority to make any disclosure or filing shall use commercially reasonable efforts to give the other Parties prior written notice and a reasonable opportunity to review and comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure or filing shall give reasonable consideration to any comments made by the other Parties or their respective legal counsel, and, if such prior notice is not possible, shall give such notice immediately following the making of such disclosure.

7.7	Survival

The provisions of this Article 7 shall survive the Closing Date and continue in full force and effect until the Meeting is held.

Article 8
CLOSING

8.1	Closing

Delivery and sale of the Purchased Securities will be completed (the "Closing") at the offices of Bennett Jones LLP 3200 TELUS House, South Tower, 10020 - 100th Street, Edmonton, Alberta, T5J 0N3 at 10:00 a.m. (Edmonton time) (the "Closing Time") on the Closing Date.

8.2	Closing Deliveries by the Corporation

On the Closing Date, the Corporation shall execute and deliver or cause to be executed and delivered to Aurora and the Investor, in form and substance satisfactory to Aurora, acting reasonably:

(a)	a certificate representing the Purchased Shares to be purchased by the Investor on the Closing Date, registered in the share register of the Corporation in the name of the Investor;
(b)	an agreement governing the Subscription Receipts (the "Subscription Receipt Agreement"), substantially in the form of Schedule A hereto;
(c)	a certificate representing the Subscription Receipts issued in the name of the Investor;
(d)	a warrant certificate governing the Pro Rata Warrants (the "Pro Rata Warrant Certificate"), substantially in the form of Schedule B hereto;

(e)	a warrant certificate governing the Sunshine Warrants (the "Sunshine Warrant Certificate"), substantially in the form of Schedule C hereto;
(f)	an investor rights agreement (the "Investor Rights Agreement"), substantially in the form of Schedule D hereto;
(g)	a certificate dated as of the Closing Date and executed by a duly authorized representative of the Corporation confirming the matters set out in paragraphs 8.6(a)(i) and 8.6(a)(ii);
(h)	certified copies of the articles and by-laws of the Corporation and the resolutions duly passed by the Board approving this Agreement, the Private Placement and the completion of the transactions contemplated hereby;
(i)	a legal opinion addressed to the Investor, in form and substance satisfactory to the Investor and its counsel, acting reasonably, dated the Closing Date, from the Corporation's counsel, stating that the issuance of the Purchased Securities has been duly authorized by all necessary action on the part of the Corporation and that, subject to receipt of payment in full of the purchase price therefor, the Purchased Shares and the Common Shares issuable upon: (i) the conversion of the Subscription Receipts; and (ii) the exercise of the Warrants, will be validly issued as fully paid and non-assessable shares of the Corporation; and
(j)	such further and other documents and assurances as may be reasonably required by Aurora and the Investor to be delivered by or on behalf of the Corporation to complete the issue and sale of the Purchased Securities.
8.3	Closing Deliveries by the Investor

On the Closing Date:

(a)	the Investor shall deliver or cause to be delivered to the Corporation in such form and substance satisfactory to the Corporation, acting reasonably:
(i)	payment in immediately available funds for the Purchased Shares;
(ii)	a certificate dated as of the Closing Date and executed by a duly authorized representative of the Investor confirming the matters set out in paragraphs 8.7(a)(i) and 8.7(a)(ii);
(iii)	certified copies of the articles and by-laws of the Investor and the resolutions duly passed by the Investor's board of directors, or other appropriate authority, approving this Agreement, the Private Placement and the completion of the transactions contemplated hereby;
(iv)	such further and other documents and assurances as may be reasonably required by the Corporation to be delivered by or on behalf of the Investor to complete the issue and purchase of the Purchased Securities; and
(b)	the Investor shall deliver or cause to be delivered to the escrow agent appointed pursuant to the Subscription Receipt Agreement, payment in immediately available funds for the Subscription Receipts.

8.4	Closing Deliveries by Aurora

On the Closing Date:

(a)	Aurora shall deliver or cause to be delivered to the Corporation in such form and substance satisfactory to the Corporation, acting reasonably:
(i)	a certificate dated as of the Closing Date and executed by a duly authorized representative of Aurora confirming the matters set out in paragraphs 8.7(a)(i) and 8.7(a)(ii);
(ii)	certified copies of the articles and by-laws of Aurora and the resolutions duly passed by Aurora's board of directors, or other appropriate authority, approving this Agreement, the Private Placement and the completion of the transactions contemplated hereby; and
(iii)	such further and other documents and assurances as may be reasonably required by the Corporation to be delivered by or on behalf of Aurora to complete the issue and purchase of the Purchased Securities.
8.5	Mutual Conditions to Closing
(a)	The obligations of the Investor and the Corporation under this Agreement to purchase, and issue and sell, the Purchased Securities on the Closing Date shall be conditional upon the following:
(i)	no cease trade order or injunction having been issued restraining the Private Placement; and
(ii)	the Corporation having obtained conditional listing approval for the Purchased Shares and the Common Shares issuable upon: (i) the conversion of the Subscription Receipts; and (ii) the exercise of the Warrants from the TSX, subject to fulfillment by the Corporation of the standard listing conditions of the TSX and the receipt of Shareholder approval of the Private Placement Resolution.
8.6	Investor Conditions to Closing
(a)	The obligations of the Investor under this Agreement to purchase the Purchased Securities on the Closing Date shall be conditional upon the following:
(i)	all covenants of the Corporation under this Agreement to be performed on or prior to the Closing Date shall have been duly performed by it;
(ii)	all representations and warranties of the Corporation under this Agreement shall be true and correct on and as of the Closing Date as if made on and as of that date;
(iii)	the completion of all the deliveries contemplated by Section 8.2 by the Corporation; and
(iv)	the consent of the lenders to the engagement of the Corporation in the cannabis business pursuant to subsection 9.2(i) of the Credit Agreement.

(b)	The foregoing conditions are inserted for the exclusive benefit of the Investor and may be waived, in whole or in part, by the Investor.
8.7	Corporation Conditions to Closing
(a)	The obligations of the Corporation under this Agreement to issue and sell Purchased Securities on the Closing Date shall be conditional upon the following:
(i)	all covenants of Aurora and the Investor under this Agreement to be performed on or prior to the Closing Date shall have been duly performed by each of them;
(ii)	all representations and warranties of Aurora and the Investor under this Agreement shall be true and correct on and as of the Closing Date as if made on and as of that date;
(iii)	the completion of all deliveries contemplated by Sections 8.3 and 8.4 by the Investor and Aurora, respectively.
(b)	The foregoing conditions are inserted for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation.

Article 9
TERM AND TERMINATION

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms.

9.2	Termination
(a)	This Agreement shall terminate, without any further action by any Party, automatically upon the TSX notifying the Corporation that the TSX rescinds its conditional listing approval of the Purchased Shares and the Common Shares issuable upon: (i) the conversion of the Subscription Receipts; and (ii) the exercise of the Warrants on the TSX, subject to fulfillment by the Corporation of the standard listing conditions of the TSX and the receipt of Shareholder approval of the Private Placement Resolution.
(b)	This Agreement may be terminated at any time prior to the Closing Date:
(i)	by mutual written agreement of the Parties;
(ii)	by either the Corporation or the Investor if the Closing has not occurred on or prior to February 16, 2018, except that the right to terminate this Agreement under this paragraph 9.2(b)(ii) shall not be available to any Party whose failure to fulfil any of its obligations in this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by such date.
(iii)	by either the Corporation, on the one hand, or Aurora and the Investor, on the other hand, if, after the date of this Agreement, any applicable law is enacted, made, enforced or amended that makes the consummation of all or any part of the Private Placement illegal or otherwise prohibits or enjoins the Corporation or the Investor from consummating all or any part of the Private Placement, and such applicable law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this paragraph 9.2(b)(iii) has not breached this Agreement in a manner, which, if capable of being cured, has not been cured, so as to directly or indirectly cause any condition in paragraph 8.6(a)(ii) [Investor Representations and Warranties], paragraph 8.7(a)(ii) [Corporation Representations and Warranties], paragraph 8.6(a)(i) [Investor Performance of Covenants] or paragraph 8.7(a)(i)[Corporation Performance of Covenants], as applicable, not to be satisfied;

(iv)	by Aurora or the Investor, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation set forth in this Agreement occurs that would cause any of the conditions set forth in Section 8.5 [Mutual Conditions to Closing] or Section 8.6 [Investor Conditions to Closing] to be incapable of being satisfied; provided that neither Aurora nor the Investor is then in breach of this Agreement so as to be the primary cause of any of the conditions set forth in Section 8.5 [Mutual Conditions to Closing] or Section 8.7 [Corporation Conditions to Closing] not to be satisfied; or
(v)	by the Corporation, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aurora or the Investor set forth in this Agreement occurs that would cause any of the conditions set forth in Section 8.5 [Mutual Conditions to Closing] or Section 8.7 [Corporation Conditions to Closing] to be incapable of being satisfied; provided that the Corporation is not then in breach of this Agreement so as to be the primary cause of any of the conditions set forth in Section 8.5 [Mutual Conditions to Closing] or Section 8.6 [Investor Conditions to Closing] not to be satisfied.
(c)	The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to paragraph 9.2(b)(i)) will give written notice of such termination to the other Party specifying in reasonable detail the basis upon which the Agreement is to be terminated.
9.3	Effect of Termination

If this Agreement is terminated in accordance with Section 9.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.4, this Section 9.3 and Article 10, and provided that neither the termination of this Agreement nor anything contained in this Section 9.3 shall relieve any Party from any liability for any breach by it of this Agreement.

Article 10
GENERAL PROVISIONS

10.1	Notice
(a)	Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Investor will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by facsimile transmission (if receipt of such transmission is confirmed):

(i)	if to the Corporation:

Liquor Stores N.A. Ltd.
101, 17220 Stony Plain Road NW
Edmonton, AB T5S 1K6

Facsimile:	. . . . . . . . . .
Attention:	. . . . . . . . . . .

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street SW

Calgary, AB T2P 4K7

Facsimile:	. . . . . . . . . >.
Attention:	. . . . . . . . . ..

(ii)	if to Aurora:

Aurora Cannabis Inc.

Suite 500 - 10355 Jasper Avenue
Edmonton, AB T5J 1Y6

Facsimile:	. . . . . . . . . ..
Attention:	. . . . . . . . .

with a copy to:

Aurora Cannabis Inc.
Suite 500 - 10355 Jasper Avenue
Edmonton, AB T5J 1Y6

Email:	. . . . . . . . . . .
Attention:	. . . . . . . . . . .

(iii)	if to the Investor:

2095173 Alberta Ltd.
Suite 500 - 10355 Jasper Avenue
Edmonton, AB T5J 1Y6

Facsimile:	. . . . . . . . . .
Attention:	. . . . . . . . .

with a copy to:

Aurora Cannabis Inc.
Suite 500 - 10355 Jasper Avenue
Edmonton, AB T5J 1Y6

Email:	. . . . . . . . . . .
Attention:	. . . . . . . . . . .

and any such notice delivered or sent in accordance with the foregoing prior to 3:00 p.m. (Edmonton time) on a Business Day will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice.

(b)	The Corporation, Aurora or the Investor, as the case may be, may from time to time notify each other in the manner provided in this Section 10.1 hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation, Aurora or the Investor, as the case may be, for all purposes of this Agreement.
(c)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Corporation, Aurora or the Investor hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is actually delivered to an officer of the Party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.
10.2	Entire Agreement

This Agreement:

(a)	constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof; and
(b)	shall be binding on and enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement may not be amended or modified in any respect except by written instrument executed by the Corporation, Aurora and the Investor.

10.3	Remedies

Except as otherwise provided herein, the Parties agree that the Corporation, Aurora and the Investor shall be entitled to equitable relief (without the need to post security), including injunction and specific performance, in the event of any breach or anticipatory breach by the Corporation, Aurora or the Investor, as the case may be, of the provisions of this Agreement, in addition to any other remedies available to the Corporation, Aurora or the Investor, as the case may be, at law or in equity, and the Parties acknowledge and agree that an award of damages may not be an effective or adequate remedy in the event of a breach by the Corporation, Aurora or the Investor, as the case may be, of this Agreement.

10.4	Additional Rights

Except as otherwise provided herein, each Party's rights under this Agreement are in addition to and not in substitution for any other rights of that Party at law, in equity or otherwise.

10.5	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

10.6	Assignment

Except as provided for herein, neither the Corporation, Aurora nor the Investor may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party.

10.7	Severability

The Corporation, Aurora and the Investor agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct, so long as the economic or legal substance of the Private Placement is not affected in any manner materially adverse to either Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Private Placement be consummated as originally contemplated to the fullest extent possible.

10.8	Further Assurances

Each of the Parties upon the request of the other, whether before or after the Closing Date, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the Private Placement.

10.9	Time

The Corporation, Aurora and the Investor agree that time is of the essence in this Agreement.

10.10	Paramountcy

If there is any inconsistency between the provisions of this Agreement and any Schedule, the provisions of this Agreement will govern.

10.11	Counterpart Execution

The Corporation, Aurora and the Investor agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on electronic delivery of an executed copy of this Agreement.

[Signatures follow]

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized officers as of the date first above written.

LIQUOR STORES N.A. LTD.

Per:	“James Burns”
Name: James Burns Title: Chief Executive Officer

AURORA CANNABIS INC.

Per:	“Terry Booth”
Name: Terry Booth Title: CEO

2095173 ALBERTA LTD.

Per:	“Terry Booth”
Name: Terry Booth Title: CEO

[Signature page to the Investment Agreement]

SCHEDULE A

SUBSCRIPTION RECEIPT AGREEMENT

SCHEDULE B

PRO RATA WARRANT CERTIFICATE

SCHEDULE C

SUNSHINE WARRANT CERTIFICATE

SCHEDULE D

INVESTOR RIGHTS AGREEMENT